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                                                                    Exhibit 99.2

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW, IN "RISK FACTORS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    The Company develops, owns and operates a network of automated, self-service coin counting and processing machines that provides consumers with a convenient means to convert loose coins into cash. The Company began field testing of a prototype unit in 1992 and commercial installation of units in supermarkets in 1994. The Company has increased its store installation base every year and as of June 30, 1997 had an installed base of 2,335 units located in supermarkets and financial institutions in 33 regional markets across the United States. In 1996, the Company significantly accelerated its plans for installation of the Coinstar units in various geographic regions.

    Beginning in 1995, the Company has devoted significant resources to building a sales and marketing organization, adding administrative personnel and developing the network systems and infrastructure to support the rapid growth of its installed base of units. The cost of this expansion and the significant depreciation expense of its installed network have resulted in significant operating losses to date and an accumulated stockholders' deficit of $44.4 million as of June 30, 1997. The continued rapid expansion of its installed base is expected to result in continued increases in the number of employees, marketing and field service personnel expenses in new regions and general and administrative expenses related to the ongoing development of information systems to support future growth. Consequently, the Company expects to incur increasing operating losses in the future. To date, the Company has funded its operating losses and capital expenditure requirements through the private sale of equity and in October 1996, the sale of the Notes for net proceeds of $62.9 million. In connection with the debt financing in October 1996, the Company began to prepare for accelerated future growth of its installed base by increasing expenditures on its field service organization, upgrading its systems engineering capabilities and developing and testing new marketing and promotion programs designed to increase coin processing volumes.

    The Company currently derives substantially all its revenues from coin processing services generated by its installed base of Coinstar units located in supermarket chains in 24 states across the country. The Company generates revenues based on a processing fee, currently 7.5%, charged on the total dollar amount of coins processed in a transaction. Prior to 1996 the Company's processing fee was 10% on pennies and 5% on all other coins. Beginning in the first quarter of 1996 the Company began charging a flat 7.5% fee on selected units and converted all units to this new fee structure by the end of the second quarter of 1996. Coin processing fee revenue is recognized at the time the customers' coins are counted by the Coinstar unit. Overall revenue growth is dependent on both the rate of new installations and the growth in coin processing volumes of its installed base. The Company's experience to date is that coin processing volumes per unit have generally increased with the length of time the unit is in operation. The Company believes that coin processing volumes per unit may also be affected by other factors such as public relations, advertising and other activities that promote awareness of the units, as well as the amount of consumer traffic in the stores in which the units are located and seasonality. Given the Company's limited operating history, there can be no assurance, however, that unit volumes will continue to increase as a function of the time the unit is in operation, or that unit volumes will be affected by such other factors. The significant increase in the Company's installed base in 1996 and the first quarter of 1997 resulted in a reduction in average age of all units in operation and consequently contributed to a lower average revenue

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per unit. The average age of all units in operation increased slightly during the second quarter of 1997 and contributed to a nominal increase in the average revenue per unit. The Company expects that as it continues to aggressively expand installations relative to the size of its installed base, the average revenue per unit may decrease even as the per unit dollar volume of mature units increases.

    Direct operating expenses are comprised of the regional expenses associated with Coinstar unit operations and support and consist primarily of coin pickup and processing, field operations support and related expenses, and retail operations support. Coin pickup and processing costs, which represent a major portion of direct operating expenses, vary based on the level of total coin processing volume and the density of the units within a region. The Company believes that while coin pickup and processing costs are variable based on units in service and coin volume generated, economies related to these direct expense components can be achieved through increasing the density of units in operation in regional markets. Field service operations and related expenses vary depending on the number of geographic regions in which Coinstar units are located and the density of the units within a region. Regional sales and marketing expenses are comprised of ongoing marketing, advertising and public relations efforts in existing market regions and startup marketing expenses incurred to launch the Coinstar service in new regional markets. Product research and development expense consists of the development costs of the Coinstar unit software, network applications, Coinstar unit sustaining engineering and new product development. Selling, general and administrative expenses are comprised of management compensation, administrative support for field operations, the customer service center, sales and marketing support, systems and engineering support, corporate services, and accounting, human resources and occupancy expenses. Depreciation and amortization consists primarily of depreciation charges on Coinstar units and, to a lesser extent, depreciation on furniture and fixtures and computer equipment and amortization of intangibles.

    The Company expects to continue to evaluate new marketing and promotional programs to increase the breadth and rate of customer utilization of its service and to engage in systems and product research and development. The Company intends to continue to invest in sales and marketing and product research and development, which is expected to negatively impact its operating results. The Company believes that its future revenue growth, operating margin gains and profitability will be dependent upon the penetration of its installed base with retail distribution partners in existing markets, expansion and penetration of installations in new market regions and successful ongoing marketing and promotional activities to sustain the growth in unit coin volume over time. Given the Company's limited operating history, unpredictability of the timing of installations with retail distribution partners and the resulting revenues, and the continued market acceptance of the Company's service by consumers and retail distribution partners, the Company's operating results for any quarter are subject to significant variation, and the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. See "Risk Factors--History of Sustained Operating Losses and Continuation of Such Losses," "Risk Factors--Limited Operating History," "Risk Factors--Uncertainty of Future Operating Results," "Risk Factors--Fluctuations in Quarterly Operating Results," "Risk Factors-- Dependence on Continued Market Acceptance By Consumers and Retail Distribution Partners," "Risk Factors--Possible Termination of Retail Distribution Partner Agreements," and "Business--Sales and Marketing."

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 1997 AND 1996

REVENUE

    Revenue increased to $5.3 million in the three months ending June 30, 1997 from $1.4 million in the comparable 1996 period. The increase was due principally to the increase in the number of Coinstar units in service during the three month period and the increase in the volume of coins processed by the units in service during this period. The installed base of Coinstar units increased to 2,335 as of June 30, 1997 from

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796 units as of June 30, 1996. During the second quarter of 1997, 406 units were installed compared to 364 for the same period in 1996. The dollar value of coins processed in the second quarter of 1997 increased to $70,626 million compared to $20,692 million in the comparable 1996 period.

DIRECT OPERATING EXPENSES

    Direct operating expenses increased to $4.0 million in the three months ending June 30, 1997 from $1.3 million in the comparable 1996 period. The increase in direct operating expenses was primarily attributable to increased coin pickup and processing costs as a result of the increased dollar volumes processed by the network and the increase in field service personnel expenses associated with the hiring and training of new field service personnel to support the Company's accelerated growth and its expansion into 15 new regions as of June 30, 1996. Direct operating expense as a percentage of revenue decreased to 74.9% for the three months ending June 30, 1996 from 95.2% in the comparable 1996 period. The Company anticipates that direct operating expense will continue to increase as the number of installed units increases. However, direct operating expenses as a percentage of revenue are anticipated to decrease as (i) coin pickup and processing cost economies from regional densities are realized and (ii) field engineering expenses decrease as a percentage of revenue as the Company increases its density in its existing markets.

REGIONAL SALES AND MARKETING

    Regional sales and marketing expense increased to $1.0 million in the three months ending June 30, 1997 from $400,000 in the comparable 1996 period. The increase in regional marketing expense was the result of an increased level of advertising, cooperative promotion with its retail distribution partners and public relation efforts focused in the new regions installed in the second quarter of 1997 and the initial incurrence of ongoing marketing expenses in the existing markets. The Company expects sales and marketing expenses to continue to increase as the Company expands the installed base of units and enters new regional markets.

PRODUCT RESEARCH AND DEVELOPMENT

    Product research and development expenses increased to $1.6 million in the three months ending June 30, 1997 from $800,000 in the comparable 1996 period. The principal component of such expenses was personnel compensation and the period-to-period increase was due largely to higher staffing levels required for the improvement of existing and development of new Coinstar unit software, hardware, network applications and development costs related to new service offerings. The Company expects to continue to increase its product research and development expenditures during 1997 as it continues to add personnel in connection with operating systems improvements and the potential addition of value-added services. A portion of the product research and development expenses may be capitalized in the future.

SELLING, GENERAL, AND ADMINISTRATIVE

    Selling, general, and administrative expense increased to $2.6 million in the three months ending June 30, 1997 from $1.1 million in the comparable 1996 period. The principal component of such expenses was personnel compensation and the period-to-period increase reflects an investment in higher staffing levels to support the Company's rapid growth and expansion. The Company expects selling general and administrative expenses to continue to increase in 1997 as the Company continues to add staff.

DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense increased to $2.2 million in the three months ending June 30, 1997 from $800,000 in the comparable 1996 period. The increase was primarily due to the increase in the installed base of Coinstar units during these periods. The Company expects depreciation and amortization

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expense to increase significantly over the next several years as a result of expected increases in the installation of Coinstar units.

INTEREST INCOME AND EXPENSE

    Interest income increased to $400,000 in the three months ending June 30, 1997 from $100,000 in the comparable 1996 period. The increase in interest income is attributed to higher invested cash balances resulting from net proceeds received from the sale of Notes in October 1996.

    Interest expense increased to $2.4 million in the three months ending June 30, 1997 from $200,000 in the comparable 1996 period. The increase was due to the accretion of the Notes. No cash interest payments are due on the Notes until April 2000.

NET LOSS

    Net Loss increased to $8.0 million in the three months ending June 30, 1997 from $3.0 million in the comparable 1996 period. The increase in the net loss primarily was due to the fact that selling, general, and administrative expenses, product research and development expenses, and depreciation and amortization increased during the same period at a disproportionately higher rate that the Company's direct contribution margin. This was the result of the Company's decision to build infrastructure necessary to support the rapid growth of its installed base of units. In the near term, the Company expects to continue to add infrastructure to support expected increases in its installed base, and as a result expects to incur increasing net losses. In the longer term, the Company expects that it will not be required to add as much infrastructure to support its installed base and as a result expects to achieve profitability as its direct contribution margin from its larger base of installed units grows proportionately faster than its operating expenses. There can be no assurance, however, that the Company will install a sufficient number of units or obtain sufficient market acceptance to allow the Company to achieve or sustain profitability. See "Risk Factors--Dependence on Continued Market Acceptance By Consumers and Retail Distribution Partners."

SIX MONTHS ENDED JUNE 30, 1997 AND 1996

REVENUE

    Revenue increased to $9.3 million in the first six months of 1997 from $2.1 in the comparable 1996 period. The increase was due principally to the increase in the number of Coinstar units in service during the 1997 period and the increase in the volume of coins processed by the units in service during this period. The installed base of Coinstar units increased to 2,335 as of June 30, 1997 from 796 units as of June 30, 1996. The dollar value of coins processed increased to $123.4 million during the 1997 period from $33.0 million in the comparable 1996 period.

DIRECT OPERATING EXPENSES

    Direct operating expenses increased to $7.4 million in the first six months of 1997 from $2.2 in the comparable 1996 period. The increase in direct operating expenses was primarily attributable to increased coin pickup and processing costs as a result of the increased dollar volumes processed by the network and the increase in field service personnel expenses associated with the hiring and training of new field service personnel to support the Company's accelerated growth and its expansion into 15 new regional markets as of June 30, 1996. Direct operating expenses as a percentage of revenue decreased to 79.9% in the 1997 period from 103.5% in the 1996 period. The Company anticipates that direct operating expenses will continue to increase as the number of installed units increases. However, direct operating expenses as a percentage of revenue are anticipated to decrease as (i) coin pickup and processing cost economies from regional densities are realized and (ii) field engineering expenses decrease as a percentage of revenue as the Company increases its density in its existing markets.

                                       4
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REGIONAL SALES AND MARKETING

    Regional sales and marketing expenses increased to $1.6 million in the first six months of 1997 from $600,000 in the comparable 1996 period. The increase in regional marketing expense was the result of an increased level of advertising, cooperative promotion with its retail distribution partners and public relations efforts focused in the new regions installed during the 1997 period and the initial incurrence of ongoing marketing expenses in existing markets. The Company expects that the components of sales and marketing expenses in the future will include ongoing marketing expenses in existing markets and startup marketing expenses in new regions entered. The Company expects sales and marketing expenses to continue to increase as the Company expands the installed base of units and enters new regional markets.

PRODUCT RESEARCH AND DEVELOPMENT

    Product research and development expenses increased to $3.1 million in the first six months of 1997 from $1.4 million in the comparable 1996 period. The principal component of such expenses was personnel compensation and the period-to-period increase was due largely to higher staffing levels required for the improvement of existing and development of new Coinstar unit software, hardware, network applications and development costs related to new service offerings. The Company expects to increase its product research and development expenditures during 1997 as it continues to add personnel in connection with operating systems improvements and the potential addition of value-added services. A portion of the product research and development expenses may be capitalized in the future.

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expense increased to $5.2 million in the first six months of 1997 from $1.9 million in the comparable 1996 period. The principal component of such expenses was personnel compensation and the period-to-period increase primarily reflects an investment in higher staffing levels during the second half of 1996 and first six months of 1997 to support the Company's rapid growth and expansion. The Company expects selling, general and administrative expenses to continue to increase in 1997 as the Company continues to add staff.

DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense increased to $3.8 million in the first six months of 1997 from $1.3 million in the comparable 1996 period. The increase was primarily due to the increase in the installed base of Coinstar units during these periods. The Company expects depreciation and amortization expense to increase significantly over the next several years as a result of expected increases in the installation of Coinstar units.

INTEREST INCOME AND EXPENSE

    Prior to October 1996, the Company funded its liquidity needs primarily from the issuance of equity securities. In October 1996, the Company issued a total of $95 million aggregate principal amount at maturity of the Notes and certain related warrants. Accordingly, the Company has incurred significant non-cash interest expense from the amortization of the original issue discount and deferred financing fees on such debt.

    Interest income increased to $1.0 million in the first six months of 1997 from $300,000 in the comparable 1996 period. The increase in interest income is attributable to higher invested cash balances resulting from net proceeds of $62.9 million received from the sale of the Notes in October 1996.

    Interest expense increased to $4.8 million in first six months of 1997 from $300,000 in the comparable 1996 period as a result of the sale of the Notes. The increase was due to the accretion of the Notes. No cash interest payments are due on the Notes until April 2000.

                                       5
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NET LOSS

    Net loss increased to $15.5 million in the first six months of 1997 from $5.3 million in the comparable 1996 period. The increase in net loss primarily was due to the fact that selling, general and administrative expenses, product, research and development expenses, and depreciation and amortization increased during the same period at a disproportionately higher rate than the Company's direct contribution margin. This was the result of the Company's decision to build the infrastructure necessary to support the rapid growth of its installed base of units. In the near term, the Company expects to continue to add infrastructure to support expected increases in its installed base, and as a result expects to incur increasing net losses. In the longer term, the Company expects that it will not be required to add as much infrastructure to support its installed base and as a result expects to achieve profitability as its direct contribution margin from its significantly larger base of installed units grows proportionately faster than its operating expenses. There can be no assurance, however, that the Company will install a sufficient number of units or obtain sufficient market acceptance to allow the Company to achieve or sustain profitability. See "Risk Factors--Dependence on Continued Market Acceptance By Consumers and Retail Distribution Partners."

YEARS ENDED DECEMBER 31, 1996 AND 1995

REVENUE

    Revenue increased to $8.3 million in 1996 from $1.1 million in 1995. The increase was due principally to the increase in the number of Coinstar units placed in service during 1996 and the increase in the volume of coins processed by the units in service during that year. The installed base of Coinstar units increased to 1,501 at the end of 1996 from 263 at the end of 1995. The dollar value of coins processed increased to $115.5 million during 1996 from $17.7 million in 1995.

DIRECT OPERATING EXPENSES

    Direct operating expenses increased to $7.3 million in 1996 from $1.3 million in 1995. The increase in direct operating expenses was primarily attributable to increased coin pickup and processing costs as a result of the increased dollar volumes processed by the network and the increase in field service personnel expenses associated with the hiring and training of new field service personnel to support the Company's accelerated growth and its expansion into 12 new regional markets in 1996. Direct operating expenses as a percentage of revenue decreased to 87% in 1996 from 126% in 1995.

REGIONAL SALES AND MARKETING

    Regional sales and marketing expenses increased to $1.5 million in 1996 from $349,000 in 1995. The increase in regional marketing expense was the result of an increased level of advertising, cooperative promotion with its retail distribution partners and public relations efforts focused in the new regions installed during 1996. Substantially all of the Company's sales and marketing expenses in 1996 were attributable to startup marketing activities as the Company increased its installed base to 23 regions at the end of 1996 from 11 regions in 1995.

PRODUCT RESEARCH AND DEVELOPMENT

    Product research and development expenses increased to $4.0 million in 1996 from $1.8 million in 1995 due largely to increased staffing levels required for the improvement of existing and development of new Coinstar unit software, hardware, network applications and development costs related to new service offerings. The Company expects to increase its product research and development expenditures in 1997 as it continues to add personnel in connection with operating systems improvements and the potential addition of value-added services. A portion of the product research and development expenses may be capitalized in the future.

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SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expenses increased to $5.4 million in 1996 from $2.8 million in 1995. The increase primarily reflects an investment in higher staffing levels during the second half of 1996 to support the Company's rapid growth and expansion.

DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense increased to $4.1 million in 1996 from $1.1 million in 1995. The increase was primarily due to the increase in the installed base of Coinstar units during these years.

INTEREST INCOME AND EXPENSE

    Interest income increased to $848,000 in 1996 from $398,000 in 1995. The increase in interest income is attributable to higher invested cash balances resulting from net proceeds of $62.9 million received from the sale of the Notes in October 1996.

    Interest expense increased to $2.7 million in 1996 from $208,000 in 1995 as a result of the sale of the Notes in October 1996 and the accretion of such Notes since the original issue date to year end.

NET LOSS

    Net loss increased to $16.0 million in 1996 from $6.2 million in 1995. The increase in net loss primarily was due to disproportionately higher increases in operating expenses and interest expense as compared to increases in the Company's direct contribution margin. This was the result of the Company adding infrastructure during the year to support an expected increase in the number of installed units.

YEARS ENDED DECEMBER 31, 1995 AND 1994

REVENUE

    Revenue increased to $1.1 million in 1995 from $325,000 in 1994. The increase was due principally to the increase in the number of Coinstar units placed in service during 1995 and the increase in the volume of coins processed by the units in service during that year. The installed base of Coinstar units increased to 263 at the end of 1995 from 48 at the end of 1994. The dollar value of coins processed increased to $17.7 million during 1995 from $5.2 million in 1994.

DIRECT OPERATING EXPENSES

    Direct operating expenses increased to $1.3 million in 1995 from $488,000 in 1994. The increase in direct operating expenses was primarily attributable to increased coin pickup and processing costs as a result of the increased dollar volumes processed by the network and the overall growth of the number of units in service. The increase was also attributable to higher field service personnel expenses associated with the hiring and training of new field service personnel to support the Company's accelerated growth and its expansion into seven new regional markets in 1995. Operating expenses as a percentage of revenue decreased to 126% in 1995 from 150% in 1994.

REGIONAL SALES AND MARKETING

    Regional sales and marketing expenses increased to $349,000 in 1995 from $86,000 in 1994. The increase in regional marketing expense was the result of an increased level of advertising, cooperative promotion with its retail distribution partners and public relations efforts focused in the new startup regions installed during 1995. Substantially all of the Company's sales and marketing expenses in 1995 were attributable to startup marketing activities as the Company increased its installed base to 11 regions at the end of 1995 from four regions in 1994.

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PRODUCT RESEARCH AND DEVELOPMENT

    Product research and development expenses increased to $1.8 million in 1995 from $1.6 million in 1994 due largely to the costs related to the improvement of existing and development of new Coinstar unit software, hardware, network applications and development costs related to new service offerings.

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expenses increased to $2.8 million in 1995 from $1.7 million in 1994. The increase primarily reflects an investment in higher staffing levels to support the Company's rapid growth and expansion.

DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense increased to $1.1 million in 1995 from $439,000 in 1994. The increase was primarily due to the increase in the installed base of Coinstar units during these years.

INTEREST INCOME AND EXPENSE

    Interest income increased to $398,000 in 1995 from $34,000 in 1994. The increase in interest income is attributable to higher invested cash balances resulting from the proceeds received from private debt and equity financings.

    Interest expense decreased to $208,000 in 1995 from $297,000 in 1994 primarily as a result of a lower average level of borrowings during 1995.

NET LOSS

    Net loss increased to $6.2 million in 1995 from $4.3 million in 1994. The increase in net loss was the result of operating expenses increasing at a higher amount than the Company's increase in revenue during the period.

INCOME TAXES

    At December 31, 1996 and 1995, the Company had net deferred tax assets of approximately $9.9 million and $4.4 million, respectively, resulting primarily from net operating loss and credit carryforwards available to offset future income and tax obligations, respectively. The extent to which the loss carryforwards can be used to offset future taxable income will be limited because of the ownership changes within any three-year period as provided in the Tax Reform Act of 1986. The Initial Public Offering may trigger such a limitation as a result of which the annual usage will be limited by the market value of the Company at the closing of the offering multiplied by the then current long-term tax exempt interest rate. Such federal carryforwards expire through 2011. Based upon the Company's history of operating losses and expiration dates of the loss carryforwards, the Company has recorded a valuation allowance to the full extent of its net deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

    Since inception and prior to its Initial Public Offering in July 1997, the Company has funded its operations primarily through the private sale of equity securities, equipment lease financing, bank borrowings and the sale of the Notes. As of June 30, 1997, the Company had cash and cash equivalents of $16.3 million, short-term investments of $23.1 million and working capital of $22.7 million. Cash and cash equivalents include $11.1 million of funds in transit, which represent amounts being processed by armored car carriers or residing in Coinstar units. Net cash used by operating activities was $1.3 million for the six months ended June 30, 1997 and net cash used by operating activities was $400,000 for the six months ended June 30, 1996. Net cash used by operating activities was $3.4 million, $4.5 million, $2.6 million for

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1996, 1995 and 1994, respectively. The principal use of cash for all periods was to fund net operating losses incurred, partially offset by depreciation and other non-cash charges, and in 1996 and the six months ended June 30, 1997 by an increase in accrued liabilities.

    Net cash used by investing activities during the six month period ended June 30, 1997 was $6.1 million and $9.8 million for the comparable 1996 period. Capital expenditures for such periods were $15.4 million and $9.7 million, respectively. Net cash used by investing activities was $53.2 million, $3.9 million and $2.2 million in 1996, 1995 and 1994, respectively. Capital expenditures for such years were $20.8 million, $3.8 million and $2.2 million, respectively. The majority of capital expenditures consist of the purchase of Coinstar units. The installed cost of the Coinstar unit decreased over time to approximately $13,500 in 1996 from approximately $22,200 in 1993. The Company expects the cost of the unit to continue to decrease in 1997. In 1996, $32.2 million of the Company's investing activities were for the purchase of short-term investments. At the end of 1996, the Company's purchase commitments for 1997 totaled $8.7 million.

    Net cash used by financing activities for the six month period ended June 30, 1997 was $200,000 and net cash provided by financing activities for the six month period ended June 30, 1996 was $3.3 million. Net cash provided by financing activities was $66.3 million, $21.2 million and $4.7 million in 1996, 1995 and 1994, respectively. For 1996, financing activities consisted primarily of the sale of the Notes. For 1995, financing activities consisted primarily of proceeds from the sale of Preferred Stock. For 1994, financing activities consisted primarily of borrowings under short-term debt obligations which were subsequently converted into Preferred Stock.

    During 1995, the Company entered into a loan agreement which allowed for maximum borrowings of $2.0 million to be drawn under specific notes and secured by certain equipment of the Company. The Company drew down approximately $2.0 million under five separate notes between November 1995 and February 1996. The effective annual interest rate on this loan was 17.5%, and the loan was due in monthly installments. The Company repaid this note in December 1996. In connection with this loan, the Company issued 49,231 detachable warrants to purchase shares of Series C Preferred Stock at an exercise price of $3.25. Upon the closing of the Initial Public Offering, such warrants automatically converted into warrants to purchase an equivalent number of shares of Common Stock.

    In January 1996, the Company entered into a loan agreement which allows for maximum borrowings of $3.0 million to be drawn under specific notes secured by certain equipment of the Company. During 1996, the Company drew the entire $3.0 million. The effective annual interest rate on this loan is 16.6% and the loan is due in monthly installments that will be paid through October 1999. In connection with this loan, the Company issued detachable warrants to purchase 93,750 shares of its Series D Preferred Stock at an exercise price of $4.00. Upon the closing of the Initial Public Offering, such warrants automatically converted into warrants to purchase an equivalent number of shares of Common Stock.

    In August 1996, the Company entered into a $7.0 million term loan facility and a $250,000 line of credit. The facility was secured by certain Coinstar units and all remaining corporate assets, excluding specific equipment currently under lease or purchase money security interest. The Company drew approximately $4.5 million on this loan during 1996. The term loan bore interest at the rate of prime plus 3.5% and was payable on December 31, 2000. The line of credit bore interest at the rate of prime plus 3.0% and expired on August 12, 1997. The Company paid off this loan in December 1996. In connection with this loan, the Company issued detachable warrants to purchase 51,176 shares of its Series D Preferred Stock at an exercise price of $4.25. Upon the closing of the Initial Public Offering, such warrants automatically converted into warrants to purchase an equivalent number of shares of Common Stock.

    In October 1996, the Company issued and sold a total of $95.0 million in aggregate principal amount at maturity of the Notes due 2006, and warrants to purchase an aggregate of 665,000 shares of Common Stock at a nominal exercise price for proceeds, net of issuance costs, of $62.9 million. Although interest is not payable prior to April 1, 2000, the carrying amount of such indebtedness accretes as the original issue discount is amortized through maturity in October 2006 and the Company's interest expense includes such accretion. Cash interest on the Notes will accrue and be payable semi-annually in arrears at the rate of 13.0% per annum, on October 1 and April 1. No principal payments on the Notes are due prior to maturity in 2006. The Notes are redeemable at the option of the Company in whole or in part within 60 days of the consummation of a Public Equity Offering for an amount equal to 118% of the accreted value as of the date of redemption, plus accrued and unpaid interest and Liquidated Damages, if any. Otherwise the Notes are redeemable after October 1, 2001 at declining redemption prices to maturity. The Indenture governing the Notes contains certain covenants that, among other restrictions, limit the Company's ability to pay dividends or make other restricted payments, engage in transactions with affiliates, incur additional indebtedness, effect asset dispositions or merge or sell substantially all its assets.

    In July 1997, the Company completed its Initial Public Offering of 3,000,000 shares of Common Stock at a purchase price of $10.50 per share for net proceeds of approximately $28.5 million. The net proceeds received by the Company will be used (i) predominantly to fund capital expenditures and working capital in connection with the continued expansion of the Coinstar network, (ii) for product research and development, and deployment of enhancements to the Coinstar unit and the coin processing network and (iii) for general corporate purposes.

    The Company believes existing cash equivalents and short-term investments will be sufficient to fund its cash requirements and capital expenditure needs for the continued expansion of the Coinstar network at the recent installation rate for at least the next twelve months. The extent of additional financing needed will depend on the success of the Company's business. If the Company significantly increases installations beyond planned levels or if unit coin processing volumes generated are lower than historical levels, the Company may seek additional external financing to fund its cash needs. The Company's future capital requirements will depend on a number of factors, including the timing and number of unit installations, the type and scope of service enhancements, and the level of market acceptance of the Company's service. In addition, beginning in April 2000, the Company will have debt service obligations under the Notes that were issued in October 1996 of over $12 million per year until October 2006, at which time the principal amount of the Notes ($95.0 million) will be due.

QUARTERLY FINANCIAL RESULTS

    The following table sets forth selected unaudited quarterly financial information and operating data for the last five quarters. This information has been prepared on the same basis as the Company's Financial Statements and includes, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of the quarterly results for the periods. The operating results and data for any quarter are not necessarily indicative of the results for future periods.

                                                    JUNE 30,   SEPTEMBER 30,  DECEMBER 31,   MARCH 31,   JUNE 30,
                                                      1996         1996           1996         1997        1997
                                                    ---------  -------------  ------------  -----------  ---------
STATEMENTS OF OPERATIONS DATA:
Revenue...........................................  $   1,388    $   2,830     $    3,349    $   3,995   $   5,294
Expenses:
  Direct operating................................      1,321        2,110          2,940        3,450       3,966
  Regional sales and marketing....................        407          396            494          630         972
  Product research and development................        762        1,014          1,533        1,441       1,640
  Selling, general and administrative.............      1,067        1,425          1,987        2,528       2,630
  Depreciation and amortization...................        796        1,098          1,741        1,684       2,158
Loss from operations..............................  $  (2,965)   $  (3,213)    $   (5,346)   $  (5,738)     (6,072)
OTHER DATA:
Number of New Coinstar units installed during the
  period..........................................        364          413            292          428         406
Installed base of Coinstar units at end of
  period..........................................        796        1,209          1,501        1,929       2,335
Number of regional markets........................         18           22             23           27          33
Dollar value of coins processed...................  $  20,692    $  37,637     $   44,841    $  52,724   $  70,626
Direct contribution (loss)(1).....................         67          720            409          545       1,328
Direct operating expense per average installed
  unit(2).........................................      2,205        2,055          2,112        2,037       1,858

------------------------

(1) Direct contribution (loss) is defined as revenue less direct operating expenses. The Company uses direct contribution (loss) as a measure of operating performance to assist in understanding its operating results. Direct contribution (loss) is not a measure of financial performance under GAAP and should not be considered in isolation or an alternative to gross margin, income (loss) from operations, net income (loss), or any other measure of performance under GAAP.

(2) Based on monthly averages of units in operation over the applicable period.

    Based on its limited operating history, the Company believes that coin processing volumes have been affected by seasonality; in particular the Company believes that on a relative basis coin processing volumes are lower in the months of January, February, September and October. There can be no assurance, however, that such seasonal trends will continue. Any projections of future seasonality are inherently uncertain due to the Company's limited operating history, and due to the lack of comparable companies engaged in the coin processing business. The Company's revenue growth in the third and fourth quarters of 1996 reflect the acceleration of Coinstar unit installations beginning in the second quarter of that year and higher coin volumes generated by its older units in service, offset in part by the seasonally lower coin processing volume of its installed base. In addition to the seasonal impact of such fourth quarter revenues, direct contribution in that fourth quarter reflects higher direct operating expenses as a percentage of revenue and higher field service expenses from the anticipated entry into new regional markets. Higher coin pickup and processing costs were attributable principally to seasonally lower volumes and a semi-fixed pickup schedule largely in effect during the period. The Company experienced improved pickup efficiencies in the quarters ended March 31, 1997 and June 30, 1997 and continues to take measures to optimize such efficiencies.

    In addition to fluctuations in revenue resulting from factors affecting customer usage, timing of unit installations will result in significant fluctuations in quarterly results. The rate of installations does not follow a regular pattern, as it depends principally on installation schedules determined by agreements between the Company and its retail distribution partners, variable length of partner trial periods and the planned coordination of multiple partner installations in a given geographic region.

    Increasing quarterly losses from operations during the periods presented were the result of higher direct operating expenses associated with the significant increase in the Company's installed base, higher depreciation and amortization expense from the expansion of the installed base and the significantly higher level of systems infrastructure and management personnel to support the Company's accelerated growth. The Company expects to continue to incur substantial and increasing quarterly operating losses from operations as it plans to significantly increase its installed base of Coinstar units.

NEW ACCOUNTING PRONOUNCEMENTS

    Statement of Financial Accounting Standard ("SFAS") No. 128, EARNINGS PER SHARE, was recently issued and is effective for the Company's fiscal year ending December 31, 1997. This statement requires a change in the presentation of earnings per share. Early adoption of this statement is not permitted. Management believes that the impact of the adoption of this statement on the financial statements, taken as a whole, will not be material.

    SFAS No. 130, REPORTING COMPREHENSIVE INCOME, and SFAS No. 131, DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, were also issued and are effective for the Company's year ending December 31, 1998. The Company is currently evaluating the effects of these standards, however, management believes the impact of adoption will not be material to the financial statements, taken as a whole.

                                  RISK FACTORS

    AN INVESTMENT IN THE NEW NOTES BEING OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE EXCHANGING THE OLD NOTES FOR THE NEW NOTES OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

HISTORY OF SUSTAINED OPERATING LOSSES AND CONTINUATION OF SUCH LOSSES

    The Company has incurred substantial and increasing operating losses since inception in 1991. The Company's net loss for 1995, 1996 and the six months and three months ended June 30, 1997 was $6.2 million, $16.0 million, $15.5 million and $8.0 million, respectively. As of June 30, 1997, the Company had an accumulated deficit of $44.4 million. Operating losses to date have resulted primarily from expenses incurred in the development, marketing and operation of the Coinstar units, development and maintenance of the network, administrative and occupancy expenses at the Company's headquarters, and depreciation and amortization. The Company expects to continue to incur substantial and increasing operating losses and negative cash flow from operating and investing activities as it plans to significantly increase its installed base of Coinstar units. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LIMITED OPERATING HISTORY

    After several years of development, the Company commenced commercial deployment of Coinstar units in 1994 and placed approximately 89% of the installed base as of June 30, 1997 in service during 1996 and the six months ended June 30, 1997. Prospective investors, therefore, have limited historical financial information on which to base an evaluation of the Company's performance. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies in new or rapidly evolving markets. There can be no assurance that the Company will install a sufficient number of its Coinstar units or obtain sufficient market acceptance to allow the Company to achieve or sustain profitability, or generate sufficient cash flow to meet the Company's capital and operating expenses and debt service obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

UNCERTAINTY OF FUTURE OPERATING RESULTS

    Substantially all of the Company's revenue has been, and the Company believes will continue to be, derived from the processing fees charged for the Company's coin processing service. Prior growth rates in the Company's revenue should not be considered indicative of future operating results. The timing and amount of future revenues will depend almost entirely on the Company's ability to obtain new agreements with supermarket chains and other potential retail distribution partners for the installation of Coinstar units, the successful deployment and operation of the Company's coin processing network, and customer utilization of the service. Future operating results will depend upon many factors, including the Company's success in deploying a substantial number of additional units, the consumer demand for the Company's coin processing service, the level of product and price competition, the Company's success in expanding its national network and managing the growth of such network, the ability of the Company to develop and market product enhancements, the timing of product enhancements, activities of and acquisitions by competitors, the ability to hire additional employees and the timing of such hiring and the ability to control costs. Fluctuations in the volume and value of coins processed and the rate of unit installations have caused and may continue to cause material fluctuations in the Company's operating results, particularly on a quarterly basis. Quarterly revenue and operating results, therefore, depend on the volume and mix of coins processed and the rate of unit installations during the quarter, all of which are difficult to forecast. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

    The customer utilization of the Company's coin processing service varies substantially from unit to unit, making the Company's revenues difficult to forecast. Customer utilization is affected by the timing and success of promotions by the Company and its retail distribution partners, age of the installed unit, adverse weather conditions and other factors, many of which are not in the Company's control. Based on its limited operating history, the Company believes that coin processing volumes are affected by seasonality; in particular the Company believes that on a relative basis coin processing volumes have been lower in the months of January, February, September and October. There can be no assurance, however, that such seasonal trends will continue. Any projections of future seasonality are inherently uncertain due to the Company's limited operating history, and due to the lack of comparable companies engaged in the coin processing business. As a result of these and other factors, revenue for any quarter is subject to significant variation, and the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Because the Company's operating expenses are based on anticipated revenue trends and because a large percentage of the Company's expenses are relatively fixed, revenue variability could cause significant variations in operating results from quarter to quarter and could result in significant losses. To the extent such expenses precede, or are not subsequently followed by, increased revenue, the Company's operating results would be materially adversely affected. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. Fluctuations in operating results may also result in volatility in the price of the Company's Common Stock. See "Risk Factors--Possible Termination of Retail Distribution Partner Agreements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."

SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE DEBT

    The Company had outstanding indebtedness as of June 30, 1997 of $74.6 million, which included $70.6 million of the Notes. The Notes will accrete to $95.0 million by October 1999. The Company must begin paying cash interest on the Notes in April 2000. Beginning at that time, the Company will have debt service obligations of over $12.0 million per year until October 2006 when the principal amount of $95.0 million will be due. The Company's capital expenditures will increase significantly upon the continued expansion of the Coinstar network, and the Company expects that its operating cash flow will be insufficient to finance capital expenditures over the next several years. The ability of the Company to meet its debt service requirements will depend upon achieving significant and sustained growth in the Company's cash flow, which will be affected by its success in implementing its business strategy, prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. Accordingly, there can be no assurance as to whether or when the Company's operations will generate positive cash flow or become profitable or whether the Company will at any time have sufficient resources to meet its debt service obligations. If the Company is unable to generate sufficient cash flow to service its indebtedness, it will have to reduce or delay planned capital expenditures, sell assets, restructure or refinance its indebtedness or seek additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all, particularly in light of the Company's high levels of indebtedness. In addition, the degree to which the Company is leveraged could have significant consequences, including, but not limited to, the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, product research and development, acquisitions, and other general corporate purposes may be materially limited or impaired, (ii) a substantial portion of the Company's cash flow from operations may need to be dedicated to the payment of principal and interest on its indebtedness and therefore not available to finance the Company's business and
(iii) the Company's high degree of leverage may make it more vulnerable to economic downturns, may limit its ability to withstand competitive pressures and may reduce its flexibility in responding to changing business and economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

COMPETITION

    The Company believes that it is the first company to provide a widespread network of self-service coin processing machines that provide a convenient, reliable means for consumers to convert loose coins into cash. The Company has become aware of two direct competitors that operate self-service coin processing machines, both of which the Company believes operate an installed base of less than 50 units in certain regions of the United States. There can be no assurance, however, that such competitors have not or will not increase their installed base of units or expand their service nationwide. The Company also competes indirectly with manufacturers of machines and devices that enable consumers to count or sort coins themselves. The Company also competes or may compete directly or indirectly with banks and similar depository institutions for coin conversion customers. Currently, banks are the primary alternative available to consumers for converting coins into cash, and they generally do not charge a fee for accepting rolled coins. As the market for coin processing develops, banks and other businesses may decide to offer additional coin processing services, either as a customer service or on a self-service basis, and compete directly with the Company. Many of these potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, marketing and public relations resources than the Company. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to consumers and businesses. There can be no assurance, however, that the Company's competitors, or others will not succeed in developing technologies, products or services that are more effective, less costly or more widely used than those that have been or are being developed by the Company or that would render the Company's technologies or products obsolete or noncompetitive. There can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations and on its ability to achieve sufficient cash flow to service its indebtedness. See "Business--Competition."

DEPENDENCE ON CONTINUED MARKET ACCEPTANCE BY CONSUMERS AND RETAIL DISTRIBUTION
  PARTNERS

    The Company is substantially dependent on continued market acceptance of its coin processing service by consumers and its retail distribution partners, which have been almost exclusively supermarket chains. The self-service coin processing market is relatively new and evolving; accordingly, it is difficult to predict the future growth rate and size of this market. There can be no assurance that the Company will be successful in achieving the large-scale adoption of its coin processing service. While the Company's existing installed base of Coinstar units has been well received by both retail distribution partners and customers to date, there can be no assurance that the operating results of the installed units will continue to be favorable or past results will be indicative of future market acceptance of the Company's service. The Company believes that market acceptance of the Coinstar unit is dependent on the consumer's perception that the units are convenient, easy to use and reliable. Even if the Company is successful in promoting awareness of the Coinstar unit among consumers, there can be no assurance that such consumers will utilize the Coinstar units in sufficient volume to make the Company profitable. In addition, market acceptance and ongoing use of the Coinstar service may be adversely affected by the increasing use of alternatives to coin and currency transactions such as credit and debit cards, checks, wire transfers, smart cards and other forms of electronic payment. See "Business--Sales and Marketing."

    Market acceptance of the Coinstar units is also dependent on the willingness of potential retail distribution partners to have the units installed in their stores. The Company believes that market acceptance by potential retail distribution partners will be dependent on its ability to demonstrate the utility of the Coinstar unit as a customer service and as a means to provide other tangible benefits, including increased customer traffic and the promotion of store sales. There can be no assurance, however, that potential retail distribution partners will be willing to place Coinstar units in their stores or that, once installed, Coinstar units will obtain market acceptance from consumers. Market acceptance and the Company's revenues may also be affected by the availability and success of coin processing services offered by competitors. In the event the Company's service does not achieve market acceptance or does so less rapidly than expected or the Company's contracts with one or more of its retail distribution partners is terminated, the Company and its results of operations, including its ability to achieve sufficient cash flow to service its indebtedness and achieve profitability, will be materially adversely affected. Moreover, the Company intends to deploy the Coinstar units in banks, convenience stores and mass merchants and is exploring opportunities for deployment in the international market. However, the Company has not yet entered such markets and there can be no assurance that, if entered, deployment in such markets would be successful. See "Risk Factors--Possible Termination of Retail Distribution Partner Agreements" and "Business."

POSSIBLE TERMINATION OF RETAIL DISTRIBUTION PARTNER AGREEMENTS

    The Company is substantially dependent upon its ability to enter into agreements with retail distribution partners for the installation of its Coinstar units. In addition, the Company generally has separate agreements with each of its retail distribution partners, providing for the Company's exclusive right to provide coin processing services in their retail locations. These contracts generally have terms ranging from two to three years and are generally terminable by either party with advance notice of at least 90 days. In addition, Coinstar units in service in several supermarket chains account for a significant portion of the Company's revenue. In the six months ended June 30, 1997, Coinstar units in service in three supermarket chains accounted for approximately 32.3% of the Company's revenue. The units in service in two of these chains, Ralphs Grocery Co. ("Ralphs") and The Kroger Co. ("Kroger"), accounted for approximately 11.0% and 13.0%, respectively, of the Company's revenue in the six months ended June 30, 1997. The termination of any one or more of the Company's contracts with its retail distribution partners could have a material adverse effect on the Company's business, financial condition, results of operations and on its ability to achieve sufficient cash flow to service its indebtedness. See "Business--Sales and Marketing."

MANAGEMENT OF GROWTH

    The Company has experienced rapid growth and intends to continue to aggressively expand its operations. The growth in the size and scale of the Company's business has placed and is expected to continue to place significant demands on its operational, administrative and financial personnel and operating systems. Additional planned expansion by the Company may further strain management and other resources. The Company's ability to manage growth effectively will depend on its ability to improve its operating systems, to expand, train and manage its employee base and to develop additional manufacturing and service capacity. In particular, the Company will be required to rapidly expand its operating systems and processes in order to support the projected installations of Coinstar units and the potential addition of value-added services. Such expansion will require improvements to both hardware and software and the hiring and training of additional software engineers. In addition, the Company will be required to establish relationships with additional third-party service providers. These demands, and others, will require the addition of new management personnel and the development of additional expertise by existing management personnel. There can be no assurance that the Company will be able to effectively manage the expansion of its operations, or that the Company's systems, procedures or controls will be adequate to support the Company's operations or that Company management will be able to achieve and manage the rapid roll-out currently projected. If the Company is unable to manage growth effectively, the Company's business, financial condition and results of operations and its ability to achieve sufficient cash flow to service its indebtedness will be materially adversely affected. See "Business."

DEPENDENCE ON A SINGLE SERVICE

    The Company has and expects for the foreseeable future to derive substantially all of its revenues from the operation of Coinstar units. Accordingly, market acceptance of the Company's coin processing service is critical to the Company's future success. Since there is only a limited existing market for the Company's coin processing service, there can be no assurance that an acceptable level of demand will be achieved or sustained. If sufficient demand for the Company's coin processing service does not develop due to lack of market acceptance, technological change, competition or other factors, the Company's business, financial condition and results of operations and its ability to achieve sufficient cash flow to service its indebtedness will be materially adversely affected. See "Risk Factors--Dependence on Continued Market Acceptance By Consumers and Retail Distribution Partners" and "Business--Sales and Marketing."

EXPOSURE TO COMPONENT SHORTAGES FROM SINGLE SOURCE SUPPLIER

    The Company currently purchases the coin counter component of the Coinstar unit from a single manufacturer, Scan Coin AB, pursuant to an agreement that may be terminated by either party with six months notice at any time on or after June 30, 1998. The Company has entered into a non-binding letter of intent with Scan Coin AB for a new agreement, although no assurance can be given that the parties will enter into a new agreement. Currently, no other manufacturer produces a coin counter capable of being used in the Coinstar units without extensive enhancements and modifications. No assurance can be given that Scan Coin AB will be able or willing to supply coin counter components to the Company in the future. The Company believes it would require up to 12 months to source and make necessary modifications to an alternative coin counter component. Moreover, it could take several additional months for any such alternative supplier to meet the Company's required volume levels. Accordingly, any cessation, slow-down or disruption in the Company's current supply of coin counter components would have a material adverse effect on the Company's business, financial condition and results of operations and on its ability to achieve sufficient cash flow to service its indebtedness. Although the Company believes alternative suppliers are available, there can be no assurance that the Company would be able to locate an alternate supplier on a timely or cost-efficient basis, if at all, and make the necessary modifications and enhancements to the design of the Coinstar unit to utilize such replacement, both of which, in the event of their nonoccurrence, would materially impair its ability to have Coinstar units manufactured. A prolonged inability to obtain certain components could have a material adverse effect on the Company's business, financial condition and results of operations and on its ability to achieve sufficient cash flow to service its indebtedness, particularly as the Company increases its manufacturing requirements to support its nationwide deployment. See "Business--Manufacturing and Supply."

RELIANCE ON THIRD-PARTY MANUFACTURER AND SERVICE PROVIDERS

    The Company does not conduct manufacturing operations and is dependent and will continue to be dependent on outside parties for the manufacture of the Coinstar unit and its key components. While Coinstar intends to significantly expand its installed base, such expansion may be constrained by the manufacturing capacity of its third-party manufacturers and suppliers. Although the Company expects that its current contract manufacturer, SeaMed Corporation ("SeaMed") will be able to produce sufficient units to meet projected demand, there can be no assurance that SeaMed or other manufacturers will be able to meet the Company's manufacturing needs in a satisfactory and timely manner. In the event of an unanticipated increase in demand for Coinstar unit installations by retail distribution partners, the Company may be unable to meet such demand due to manufacturing constraints. Although the Company has a contract with SeaMed, it does not have a long-term obligation to continue the manufacture of the Coinstar unit or its components. Further, SeaMed is principally engaged in the manufacture of electronic medical instruments for medical technology companies. The Company believes that it is SeaMed's only material non-medical customer. As such, the Company faces an increased risk that SeaMed may choose to focus exclusively on manufacturing its medical products and cease making the Company's products. Should SeaMed cease providing services, the Company would be required to locate and qualify additional suppliers. There can be no assurance that the Company would be able to locate alternate manufacturers on a timely basis. The Company's reliance on third-party manufacturers involves a number of additional risks, including the absence of guaranteed capacity and reduced control over delivery schedules, quality assurance, production yields and costs. There can be no assurance that the manufacturing capability of such third-party manufacturers will successfully address the Company's needs. In the event the Company is unable to retain such manufacturing on commercially reasonable terms, its business, financial condition and results of operation and its ability to achieve sufficient cash flow to service its indebtedness will be materially adversely affected. See "Business--Manufacturing and Supply."

    The Company relies on third-party service providers for substantial support and service efforts that the Company currently does not provide directly. In particular, the Company contracts with armored carriers to arrange for the pick-up, processing and deposit of coins. The Company generally contracts with one armored carrier to service a particular region. Many of these carriers do not have long-standing relationships with the Company and these contracts generally can be terminated by either party with advance notice ranging from 30 to 90 days. In the past, the Company has experienced a sudden disruption in service from an armored carrier company. The Company does not currently have nor does it expect to have in the foreseeable future the internal capability to provide back up service in the event of sudden disruption in service from an armored carrier company. Any failure by the Company to maintain its existing relationships or to establish new relationships on a timely basis or on acceptable terms would have a material adverse effect on the Company's business, financial condition and results of operations and on its ability to achieve sufficient cash flow to service its indebtedness. Moreover, as with any business that handles large volumes of cash, the Company is susceptible to theft, counterfeit and other forms of fraud, including security breaches of the Company's computing system that performs important accounting functions. There can be no assurance that the Company will be successful in developing product enhancements and new services to thwart such attempts. See "Business--The Coinstar System."

RISK OF DEFECTS IN OPERATING SYSTEMS

    The Company collects financial and operating data and monitors unit performance through a wide-area communications network connecting each of the Coinstar units with a central computing system located at the Company's headquarters. This information is used to track the flow of coins, verify coin counts and schedule and dispatch unit service. The operation of the Coinstar units depends on sophisticated software, computing systems and communications services that may contain undetected errors or are subject to failures. These errors and failures may arise particularly when new services or service enhancements are added or when the volume of services provided increases. Although each unit is designed to store all data collected, helping to ensure critical data is not lost due to an operating systems failure, the inability of the Company to collect the data from its units could lead to a delay in processing coins and crediting the accounts of its distribution partners for vouchers already redeemed. Further, there can be no assurance that the design of the operating systems to prevent the loss of data will operate as intended and any loss of or delay in collecting coin processing data would materially and adversely effect the Company's operations. In addition, the Company has in the past experienced limited delays and disruptions resulting from upgrading or improving its operating systems. Although such disruptions have not had a material effect on the Company's operations, there can be no assurance that future upgrades or improvements will not result in delays or disruptions that would have a material adverse impact on the Company's operations. In particular, the Company is currently planning some significant improvements in its operating platform in order to support its projected expansion of the installed base of Coinstar units and the potential addition

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
of value-added services. While the Company is taking steps to ensure that the potential adverse impact of such improvements on the Company's operations is minimized, there can be no assurance that the platform will be able to handle the increased volume of services expected from the continued expansion of the Company's network and the potential addition of value-added services or that the improvements will occur on a timely basis so as not to disrupt such continued expansion and potential addition of value-added services. In addition, the communications network on which the Company relies is not owned by the Company and is subject to service interruptions. Further, while the Company has taken significant steps to protect the security of its network, any breach of such security whether intentional or from a computer virus could have a material adverse impact on the Company. Any service disruptions, either due to errors or delays in the Company's software or computing systems or interruptions or breaches in the communications network, or security breaches of the system, could have a material adverse affect on the Company's business, financial condition and results of operations and on its ability to achieve sufficient cash flow to service its indebtedness. See "Business--The Coinstar System."

DEPENDENCE ON KEY PERSONNEL AND NEED TO HIRE ADDITIONAL PERSONNEL

    The Company's performance is substantially dependent on the performance of its executive officers and key employees and its long term success will depend on its ability to recruit, retain and motivate highly skilled personnel. Jens H. Molbak, President and Chief Executive Officer, Rod W. Brooks, Vice President of Sales and Marketing, Aaron R. Finch, Vice President of Operations, and Daniel A. Gerrity, Vice President and Chief Technical Officer, have been primarily responsible for the development and expansion of the Company's business. The Company recently hired Kirk A. Collamer as Vice President and Chief Financial Officer. All of the Company's executive officers and employees are employed on an at-will basis. The loss of the services of any of these executive officers or other key employees or the inability to attract and retain necessary technical and managerial personnel could have a material adverse effect upon the Company's business, financial condition and results of operation and on its ability to achieve sufficient cash flow to service its indebtedness. Presently, the Company maintains a "key man" life insurance policy on Mr. Molbak in the amount of $2.0 million. See "Management."

UNCERTAINTY OF PROTECTION OF PATENTS AND PROPRIETARY RIGHTS

    The Company's future success depends, in part, on its ability to protect its intellectual property and maintain the proprietary nature of its technology through a combination of patents, licenses and other intellectual property arrangements, without infringing the proprietary rights of third parties. In October 1996 and April 1997, the Company was issued United States patents relating to removing debris from coins processed in a self-service environment and other aspects of self-service coin processing. These patents will expire in October 2013 and April 2014, respectively. Sufficient debris removal is important to reducing clogging and malfunctioning. Reducing these problems and the associated downtime improves unit availability for customer use and reduces the amount of time that Company or retail partner personnel must spend attending to the unit, both of which are important features of operating in a self-service environment. No assurance can be given that any patents from any pending patent applications or from any future patent applications will be issued, that any of the Company's patents will be held valid if subsequently challenged or that others will not claim rights in or ownership of the patents and other proprietary rights held by the Company. Moreover, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection to the Company. Despite the Company's efforts to safeguard and maintain its proprietary rights, there can be no assurance that the Company will be successful in doing so or that the Company's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technologies. On June 18, 1997, the Company filed in the United States District Court, Northern District of California against CoinBank Automated Systems, Inc. ("CoinBank"), one of its competitors, a complaint for infringement of one of the Company's United States patents (the "Patent Infringement Claim"). CoinBank responded to the Company by letter dated June 23, 1997, alleging that the Company failed to conduct a reasonable investigation before filing the Patent Infringement Claim, the Patent Infringement Claim is unreasonable and without factual foundation and the Patent Infringement Claim was filed for an improper purpose. CoinBank has demanded the Company dismiss such action, and has indicated that if such action is not dismissed, CoinBank will answer the Patent Infringement Claim on June 26, 1997 and counterclaim for declaration of noninfringement, invalidity and unenforceability of the subject patent and file a claim for $12 million of damages based on the tort of intentional interference with prospective economic advantage. CoinBank further stated that it may file a cross-complaint against Scan Coin AB for indemnity and breach of warranty of title. On June 27, 1997, CoinBank answered the Patent Infringement Claim and counterclaimed for declaration of noninfringement, invalidity and unenforceability of the subject patent, and filed a claim for breach of warranty against Scan Coin AB. There can be no assurance that the Company will prevail in such Patent Infringement Claim or on any claim that might be filed by CoinBank against the Company, or that as a result of such Patent Infringement Claim, the Company's patent will not be limited in scope or found to be invalid.

    Since patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed by others which, if issued as patents, could cover the Company's products. The Company is subject to the risk of claims and litigation alleging infringement of the intellectual property rights of others. There can be no assurance that others will not assert infringement or misappropriation claims against the Company in the future based on patents, copyrights or trade secrets or that such claims will not be successful. The Company could incur substantial costs in defending itself and its retail distribution partners against any such claims, regardless of the merits of such claims. Parties making such claims may be able to obtain injunctive or other equitable relief which could effectively block the Company's ability to provide its coin processing service and use the processing equipment in the United States and abroad, and could result in an award of substantial damages. In the event of a successful claim of infringement, the Company may need or be required to obtain one or more licenses from, and/or grant one or more licenses to, others. There can be no assurance that the Company could obtain necessary licenses from others at a reasonable cost or at all. The defense of any lawsuit could result in time-consuming and expensive litigation, damages, license fees, royalty payments, diversion of the attention of key personnel and restrictions on or the termination of the Company's ability to provide its coin processing service and use the processing equipment, any of which could have a material adverse effect on the Company's business, financial condition and results of operations and on its ability to achieve sufficient cash flow to service its indebtedness. The Company also relies on trade secrets to develop and maintain its competitive position. Although the Company protects its proprietary technology in part by confidentiality agreements with its employees, consultants and corporate partners, there can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be discovered independently by its competitors. See "Business--Proprietary Rights."

RAPID TECHNOLOGICAL CHANGE

    The self-service coin processing market is relatively new and evolving. As such, the Company anticipates that, as the market matures, it will be subject to technological change, new services and product enhancements, particularly as the Company expands its service offerings. Accordingly, the Company's success may depend in part upon its ability to develop product enhancements and new services that keep pace with continuing changes in technology and consumer preferences while remaining price competitive. There can be no assurance, however, that the Company would be successful in developing such product enhancements or new services, that it will be able to introduce such products or services on a timely basis or that any such product enhancements or new services will be successful in the marketplace. The Company's failure to develop technological improvements or to adapt its products and services to technological change on a timely basis could, over time, have a material adverse effect on the Company's business, financial condition and results of operations and on its ability to achieve sufficient cash flow to service its indebtedness. See "Business--Product Research and Development."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

    The New Notes are being offered to the Holders of the Old Notes. Prior to this Exchange Offer, there has been no public market for the Old Notes. Prior to Exchange Offer there are no New Notes. The Company does not intend to apply for listing of the New Notes on any securities exchange or for quotation through the Nasdaq National Market. The Initial Purchaser has informed the Company that it currently intends to make a market for the New Notes. However, the Initial Purchaser is not obligated to do so and any such market making may be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop or be maintained for the New Notes. If the New Notes are traded after their initial issuance they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition, performance and prospects of the Company.

CONSEQUENCES TO NON-TENDERING HOLDERS OF OLD NOTES

    Upon consummation of the Exchange Offer, the Company will have no further obligation to register the Old Notes. Thereafter, any Holder of Old Notes who does not tender its Old Notes in the Exchange Offer, including any Holder which is an "affiliate" (as that term is defined in Rule 405 of the Securities Act) of the Company which cannot tender its Old Notes in the Exchange Offer, will continue to hold restricted securities which may not be offered, sold or otherwise transferred, pledged or hypothecated except pursuant to Rule 144 and Rule 144A under the Securities Act or pursuant to any other exemption from registration under the Securities Act relating to the disposition of securities, provided that an opinion of counsel is furnished to the Company that such an exemption is available.

RANKING OF NOTES

    The Notes will be unsecured obligations of the Company, will be subordinated to all other Senior Debt of the Company and will be effectively subordinated to all indebtedness (including senior indebtedness and trade credit) of subsidiaries of the Company. As of June 30, 1997 the aggregate amount of Senior Debt of the Company was $4.0 million. See "Capitalization." The Indenture permits the Company and its subsidiaries to incur substantial additional indebtedness, including senior indebtedness and secured indebtedness. The Company currently does not have any subsidiaries.

    The Company and its subsidiaries may incur substantial additional indebtedness, including senior indebtedness and secured indebtedness. Any holders of secured indebtedness of the Company would be entitled to payment of their indebtedness out of the proceeds of their collateral prior to the holders of any general unsecured obligations of the Company, including the Notes, and any holders of senior indebtedness of the Company or of subsidiaries of the Company would generally be entitled to repayment of such indebtedness from the assets of the Company or of the affected subsidiaries before such assets were made available for distribution to holders of subordinated obligations of the Company or to the Company, respectively. In addition, holders of any future indebtedness of the Company ranking pari passu in right of payment with the Notes would generally share pro rata in the remaining assets of the Company with the holders of the Notes. Similarly, in the event of any distribution or payment of the assets of the Company in any foreclosure, dissolution, winding-up, liquidation or reorganization, holders of any secured indebtedness will have a secured prior claim to the assets of the Company that constitute their collateral and holders of senior or subsidiary indebtedness would be entitled to prior repayment of their claims from the assets of the Company or of the relevant subsidiary. In the event of bankruptcy, liquidation or reorganization of the Company, holders of the Notes will participate ratably with all holders of unsecured indebtedness of the Company which is deemed to be of the same class as the Notes, and potentially with all other general creditors of the Company, based upon the respective amounts owed to each holder or creditor, in the remaining assets of the Company. In any of the foregoing events, there can be no assurance that there would be sufficient assets to pay amounts due on the Notes. See "Description of Old Notes-- Subordination."

    In the event that the Company is unable to generate sufficient cash flow and the Company is otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on its indebtedness, including the Notes, the Company could be in default under the terms of the agreements governing such indebtedness, including the Indenture. In the event of such default, the holders of such indebtedness could elect to declare all of the funds borrowed thereunder to be due and payable together with accrued and unpaid interest. If such an acceleration were effected and the Company did not have sufficient funds to pay the accelerated indebtedness, the holders of such indebtedness could initiate foreclosure or other enforcement action against the Company. Any such circumstances would materially adversely affect the Company's ability to pay principal, premium, if any, and interest on the Notes and the market value of the Notes.

FRAUDULENT TRANSFER AND PREFERENCE CONSIDERATIONS

    Under applicable provisions of the federal bankruptcy law or comparable provisions of state fraudulent transfer law, if the Company, at the time of issuance of, or making any payment in respect of, the Notes, (a)(i) was or was rendered insolvent thereby, was engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital, or intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, and (ii) the Company received less than reasonably equivalent value or fair consideration for such issuance, or (b) the Company issued the Notes or made any payment thereunder with intent to hinder, defraud or delay any of its creditors, the obligations of the Company under some or all of the Notes could be avoided or held to be unenforceable by a court, the obligations of the Company under the Notes could be subordinated to claims of other creditors or the holders could be required to return payments already received. In any of the foregoing cases, there could be no assurance that the holders would ultimately recover the amounts owing under the Notes. In addition, under the preference law of the State of New York, if the Company were to issue the Notes or make any payment in respect thereof in contemplation of insolvency, the Notes could be avoided or amounts paid to the holders could be required to be returned.

    The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in any such case. Generally, however, the Company would be considered insolvent if the sum of its debts, including contingent liabilities, was greater than all of its assets at a fair valuation or if the present fair saleable value of its assets was less than the amount that would be required to pay the probable liability on its existing debts, including contingent liabilities, as they become absolute and matured.

    The Company believes that it will not be insolvent at the time of or as a result of any of the offerings made hereby, that it will not engage in a business or transaction for which its assets constitute unreasonably small capital, and that it did not and does not intend to incur or believe that it will incur debts beyond its ability to pay such debts as they mature. These beliefs are based on internal cash flow projections and estimated value of assets and liabilities. There can be no assurance, however, that a court passing on such questions would agree with the Company's analysis.

ORIGINAL ISSUE DISCOUNT

    The Notes will be issued at a substantial discount from their principal amount at maturity. Although cash interest will not be payable in respect of the Notes prior to April 1, 2000, Original Issue Discount (the difference between the stated redemption price at maturity of the Notes and the issue price of the Notes) will accrue from the issue date of the Notes and generally will be includable as interest income in the Note holder's gross income for United States federal income tax purposes in advance of the cash payments to which the income is attributable.

    Furthermore, the Notes will be subject to the high yield discount obligation rules which will defer and may in part eliminate the Company's ability to deduct the Original Issue Discount attributable to the Notes. Accordingly, the Company's after tax cash flow might be less than if the Original Issue Discount on the Notes was deductible when it accrued. See "Certain Federal Income Tax Considerations--Notes-- Applicable High Yield Discount Obligations." Similar results may apply under state tax laws.

    If a bankruptcy case were commenced by or against the Company under the Federal Bankruptcy Code of 1978, as amended (the "Bankruptcy Code"), after the issuance of the Notes, the claim of a holder is the sum of: (i) the initial offering price and (ii) that portion of the Original Issue Discount that is not deemed to constitute "unmatured interest" for purposes of the Bankruptcy Code. Any Original Issue Discount that was not accrued as of the date of any such bankruptcy filing would constitute "unmatured interest."


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